Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

May 17, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 351 to the Trust’s Registration Statement on Form N-1A – Balter Invenomic Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Invenomic Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(b) thereunder, is a copy of Post-Effective Amendment No. 351 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 351”). The purpose of this filing is to respond to SEC staff comments on Post-Effective Amendment No. 334 and make certain other non-material changes with respect to the above mentioned series. We hereby represent that this Post-Effective Amendment No. 351 does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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